Mark A. Humphrey Vice President and	Chevron Corporation Comptroller’s Department
Comptroller	6001 Bollinger Canyon Rd
San Ramon, CA 94583-2324
July 30, 2008
BY ELECTRONIC TRANSMISSION
Mr. H. Roger Schwall
Assistant Director
Mail Stop 7010
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Chevron Corporation
Form 10-K for Fiscal Year Ended December 31, 2007 Filed February 28, 2008
Form 10-Q for Fiscal Quarter Ended March 31, 2008 Filed May 8, 2008

File No. 001-00368
Dear Mr. Schwall:
As requested by Ms. Lily Dang of the staff of the Division of Corporation Finance of the Securities and Exchange Commission in her telephone conversation of July 29, 2008, with Mr. Brian M. Wong of Pillsbury Winthrop Shaw Pittman LLP, counsel to Chevron Corporation, the following is the updated disclosure related to the Ecuador litigation, which will be included in Chevron’s second quarter 2008 Form 10-Q:
Chevron is a defendant in a civil lawsuit before the Superior Court of Nueva Loja in Lago Agrio, Ecuador brought in May 2003 by plaintiffs who claim to be representatives of certain residents of an area where an oil production consortium formerly had operations. The lawsuit alleges damage to the environment from the oil exploration and production operations, and seeks unspecified damages to fund environmental remediation and restoration of the alleged environmental harm, plus a health monitoring program. Until 1992, Texaco Petroleum Company (Texpet), a subsidiary of Texaco Inc., was a minority member of this consortium with Petroecuador, the Ecuadorian state-owned oil company, as the majority partner; since 1990, the operations have been conducted solely by Petroecuador. At the conclusion of the consortium, and following an independent third-party environmental audit of the concession area, Texpet entered into a formal agreement with the Republic of Ecuador and Petroecuador for Texpet to remediate specific sites assigned by the government in proportion to Texpet’s ownership share of the consortium. Pursuant to that agreement, Texpet conducted a three-year remediation program at a cost of $40 million. After certifying that the sites were properly remediated, the government granted Texpet

Mr. H. Roger Schwall
Securities and Exchange Commission
July 30, 2008

and all related corporate entities a full release from any and all environmental liability arising from the consortium operations.
Based on the history described above, Chevron believes that this lawsuit lacks legal or factual merit. As to matters of law, the company believes first, that the court lacks jurisdiction over Chevron; second, that the law under which plaintiffs bring the action, enacted in 1999, cannot be applied retroactively to Chevron; third, that the claims are barred by the statute of limitations in Ecuador; and, fourth, that the lawsuit is also barred by the releases from liability previously given to Texpet by the Republic of Ecuador and Petroecuador. With regard to the facts, the Company believes that the evidence confirms that Texpet’s remediation was properly conducted and that the remaining environmental damage reflects Petroecuador’s failure to timely fulfill its legal obligations and Petroecuador’s further conduct since assuming full control over the operations.

In April 2008, a mining engineer appointed by the court to identify and determine the cause of environmental damage, and to specify steps needed to remediate it, issued a report recommending that the court assess $8 billion, which would, according to the engineer, provide financial compensation for purported damages, including wrongful death claims, and pay for, among other items, environmental remediation, healthcare systems, and additional infrastructure for Petroecuador. The engineer’s report also asserts that an additional $8.3 billion could be assessed against Chevron for unjust enrichment. The engineer’s report is not binding on the court. Chevron also believes that the engineer’s work was performed, and his report prepared, in a manner contrary to law and in violation of the court’s orders. Chevron intends to move to strike the report and otherwise continue a vigorous defense against any attempted imposition of liability.

Management does not believe an estimate of a range of a reasonably possible loss can be made in this case. Due to the defects associated with the engineer’s report, management does not believe the report itself has any utility in calculating such a range. Moreover, the highly uncertain legal environment surrounding the case provides no basis for management to estimate a range of a reasonably possible loss.
Please direct any questions related to the information herein to Mr. Bill Allman, Assistant Comptroller, at (925) 842-3544 or by e-mail at bill.allman@chevron.com.
Very truly yours,
/s/ Mark A. Humphrey

cc:	Mr. Terry M. Kee (Pillsbury Winthrop Shaw Pittman)
Mr. Brian M. Wong (Pillsbury Winthrop Shaw Pittman)